                                                                    EXHIBIT 99.1



                  AMDOCS LIMITED REPORTS THIRD QUARTER RESULTS

                     REITERATES GUIDANCE FOR FOURTH QUARTER

KEY HIGHLIGHTS:

     - Revenue of $380 million in comparison to $404 million in the same quarter last year

     -    Proforma EPS of $0.20

     -    Strong cash flow from operations in the third quarter

     -    Cash balance at end of quarter of $1,013 million

     - Fourth quarter guidance: revenue of $350-360 million and proforma EPS of $0.17-0.20 per share

ST. LOUIS, MO - JULY 24, 2002 -- Amdocs Limited (NYSE: DOX) today reported that for the third quarter ended June 30, 2002, revenue reached $380.1 million, a decrease of 5.9% from last year's third quarter. Excluding acquisition-related costs, net income decreased 39.6% to $44.7 million, while earnings per share decreased 39.4% to $0.20 per diluted share, compared to net income of $74.1 million, or $0.33 per diluted share, in the third quarter of fiscal 2001. The Company's as-reported results, which include acquisition-related charges for amortization of goodwill and purchased intangible assets and related tax effects, showed a net loss of $26.9 million, or $0.12 per diluted share, compared to net income of $18.5 million, or $0.08 per diluted share, in the third quarter of fiscal 2001.

In response to the Company's reduced revenue levels, management has moved quickly to implement a plan cutting overall costs by 10%. As part of this, Amdocs completed its previously announced manpower reductions, trimming approximately 900 personnel shortly after the close of the quarter.

Dov Baharav, Chief Executive Officer of Amdocs Management Limited, said, "During the quarter, we saw a significant deterioration in the telecom market and a commensurate deterioration in our market. Closing new deals became increasingly difficult and we closed five new wins this quarter, fewer than expected. Certain customers made smaller initial commitments. In addition, some existing customers reduced discretionary expenses, which impacted our revenue. Despite the slowdown, we believe that we are maintaining market share, albeit in a smaller market. Our pipeline is large with a number of high quality prospects but, clearly, the ongoing issue is conversion to signed deals. Our new management team is fully in place and keenly focused on driving the changes required in our business to enhance shareholder value. I am confident that we will be well positioned for renewed growth when the industry recovers."

The Company repurchased over seven million shares during the third quarter for approximately $94 million.


SALES HIGHLIGHTS
During the third quarter, Amdocs won five new projects:
     -    Amdocs Enabler to support 3G for existing customer in Europe
     - For existing billing customer - Amdocs ClarifyCRM for North American mobile operator
     -    End-to-end billing system for wireline operator
     -    Enabler-based upgrade for 3G at existing customer in North America
     - Significant expansion of products and services provided to major wireline customer

OPERATING HIGHLIGHTS
     -    Vodafone UK implements ClarifyCRM, integrated with Amdocs billing systems
     - Vimpelcom, mobile operator in Russia, goes live with Amdocs end-to-end customer care and billing
     - Cingular implements Amdocs end-to-end customer care and billing in Great Lakes region and Upstate New York market
     -    Amdocs Enabler delivered to major European mobile operator
     -    Amdocs ClarifyCRM wins Best CRM award at TeleStrategies Billing World
          2002
     -    Amdocs ClarifyCRM implemented at Netia in Poland
     -    Release of version 4.0 of Fraud Management
     -    Tess in Brazil implements Amdocs fraud management system
     - Cash, cash equivalents and short-term interest-bearing investments grew by $66 million in the third quarter, excluding the $94 million used for the share repurchase

FINANCIAL OUTLOOK
Amdocs is reiterating the guidance provided on June 20, 2002. The Company expects that revenue for the fourth quarter ending September 30, 2002, will be approximately $350-$360 million. Amdocs will record a one-time charge of approximately $20-$25 million in the fourth quarter related primarily to manpower reductions. Pro forma earnings per share for the quarter are expected to be approximately $0.17-$0.20, excluding acquisition-related costs and the nonrecurring charge related to manpower reductions.

Including the acquisition-related costs and the non-recurring charge related to the manpower reductions, the Company will incur a net loss in the fourth quarter.

Amdocs will host a conference call on July 24, 2002 at 5 p.m. Eastern Daylight Time to discuss the Company's third quarter results. The call will be carried live on the Internet via www.vcall.com and the Amdocs website, www.amdocs.com.

ABOUT AMDOCS
Amdocs is the world-leading provider of billing and CRM to the communications industry. Amdocs offers pre-integrated products, customized solutions and outsourcing services with time-to-market advantages and advanced support for next-generation services. With a 20-year track record of delivery excellence, Amdocs provides competitive software solutions, which enable its global customer base to achieve profitable growth, improved customer loyalty and lower total cost of ownership. For more information, visit Amdocs at www.amdocs.com.

This press release may contain forward-looking statements as defined under the Securities Act of 1933, as amended, including statements about Amdocs' growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs' ability to grow in the mobile, wireline and IP business segments, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F filed December 27, 2001 and our Form 6-K filed on May 13, 2002.

CONTACT:
Thomas G. O'Brien
Treasurer and Director of Investor Relations
Amdocs Limited
314/212-8328
E-mail: dox_info@amdocs.com

                                 AMDOCS LIMITED

           PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

            EXCLUDING PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT,
            AMORTIZATION OF GOODWILL AND PURCHASED INTANGIBLE ASSETS,
                  NONRECURRING CHARGE AND RELATED TAX EFFECTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      THREE MONTHS ENDED                    NINE MONTHS ENDED
                                                                           JUNE 30,                             JUNE 30,
                                                                   -------------------------           ----------------------------
                                                                    2002(1)          2001(1)             2002(2)           2001(2)
                                                                   --------         --------           ----------        ----------
Revenue:
  License                                                          $ 36,778         $ 48,504           $  124,596        $  129,870
  Service                                                           343,357          355,503            1,133,449           988,593
                                                                   --------         --------           ----------        ----------
                                                                    380,135          404,007            1,258,045         1,118,463
Operating expenses:
  Cost of license                                                     1,189            1,772                3,602             4,725
  Cost of service                                                   231,648          220,834              711,454           618,776
  Research and development                                           32,822           28,003               92,281            76,734
  Selling, general and administrative                                55,411           52,727              170,213           144,344
                                                                   --------         --------           ----------        ----------
                                                                    321,070          303,336              977,550           844,579
                                                                   --------         --------           ----------        ----------
Operating income                                                     59,065          100,671              280,495           273,884
Interest income and other, net                                        3,080            5,228                8,790            15,885
                                                                   --------         --------           ----------        ----------
Income before income taxes                                           62,145          105,899              289,285           289,769
Income taxes                                                         17,401           31,769               81,000            86,931
                                                                   --------         --------           ----------        ----------
Net income                                                         $ 44,744         $ 74,130           $  208,285        $  202,838
                                                                   ========         ========           ==========        ==========
Diluted earnings per share                                         $   0.20         $   0.33           $     0.93        $     0.89
                                                                   ========         ========           ==========        ==========
Diluted weighted average number of shares
outstanding                                                         221,615          226,942              223,968           226,961
                                                                   ========         ========           ==========        ==========


(1) Excludes $56,562 and $55,807 of amortization of goodwill and purchased intangible assets, and tax effects related to the above of $15,033 and $(169) for the three months ended June 30, 2002 and 2001, respectively. Including the above items, income before income taxes was $5,583 and $50,092 and diluted earnings (loss) per share were $(0.12) and $0.08 for the three months ended June 30, 2002 and 2001, respectively.

(2) Excludes $175,238 and $164,131 for amortization of goodwill and purchased intangible assets, $17,400 and $0 for write-off of purchased in-process research and development related to the Clarify acquisition, $13,311 and $0 of a nonrecurring charge related to the consolidation of data centers and the resulting closure of our Stamford, Connecticut facility, and tax effects related to the above of $(1,589) and $(7,774) for the nine months ended June 30, 2002 and 2001, respectively. Including the above items, income before income taxes was $83,336 and $125,638, and diluted earnings per share were $0.02 and $0.20 for the nine months ended June 30, 2002 and 2001, respectively.

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                         THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                             JUNE 30,                         JUNE 30,
                                                                     -------------------------       -------------------------
                                                                       2002             2001            2002           2001
                                                                     --------         --------       ----------     ----------
Revenue:
  License                                                            $ 36,778         $ 48,504       $  124,596     $  129,870
  Service                                                             343,357          355,503        1,133,449        988,593
                                                                     --------         --------       ----------     ----------
                                                                      380,135          404,007        1,258,045      1,118,463
Operating expenses:
  Cost of license                                                       1,189            1,772            3,602          4,725
  Cost of service                                                     231,648          220,834          711,454        618,776
  Research and development                                             32,822           28,003           92,281         76,734
  Selling, general and administrative                                  55,411           52,727          170,213        144,344
  Amortization of goodwill and purchased intangible assets             56,562           55,807          175,238        164,131
  In-process research and development and nonrecurring charge              --               --           30,711             --
                                                                     --------         --------       ----------     ----------
                                                                      377,632          359,143        1,183,499      1,008,710
                                                                     --------         --------       ----------     ----------
Operating income                                                        2,503           44,864           74,546        109,753
Interest income and other, net                                          3,080            5,228            8,790         15,885
                                                                     --------         --------       ----------     ----------
Income before income taxes                                              5,583           50,092           83,336        125,638
Income taxes                                                           32,434           31,600           79,411         79,157
                                                                     --------         --------       ----------     ----------
Net income (loss)                                                    $(26,851)        $ 18,492       $    3,925     $   46,481
                                                                     ========         ========       ==========     ==========
Basic earnings (loss) per share                                      $  (0.12)        $   0.08       $     0.02     $     0.21
                                                                     ========         ========       ==========     ==========
Diluted earnings (loss) per share                                    $  (0.12)        $   0.08       $     0.02     $     0.20
                                                                     ========         ========       ==========     ==========
Basic weighted average number of shares outstanding                   220,245          222,349          221,979        221,814
                                                                     ========         ========       ==========     ==========
Diluted weighted average number of shares outstanding                 220,245(1)       226,942          223,968        226,961
                                                                     ========         ========       ==========     ==========

(1) Due to net loss, contingently issuable shares are excluded from the computation of diluted weighted average number of shares.

                                 AMDOCS LIMITED

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                                                          AS OF
                                                                             --------------------------------
                                                                               JUNE 30,         SEPTEMBER 30,
                                                                                2002                 2001
                                                                             -----------        -------------
                                                                             (UNAUDITED)
ASSETS
Current assets
  Cash, cash equivalents and short-term interest-bearing investments          $1,013,356          $1,110,067
  Accounts receivable, including unbilled of $24,377 and $23,272,
   respectively                                                                  358,416             384,851
  Deferred income taxes and taxes receivable                                      49,912              38,916
  Prepaid expenses and other current assets                                       65,634              38,045
                                                                              ----------          ----------
  Total current assets                                                         1,487,318           1,571,879

Equipment, vehicles and leasehold improvements, net                              170,657             173,695
Goodwill and other intangible assets, net                                        822,276             788,187
Other noncurrent assets                                                          138,660              90,675
                                                                              ----------          ----------
Total assets                                                                  $2,618,911          $2,624,436
                                                                              ==========          ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable and accruals                                               $  328,820          $  270,517
  Short-term portion of capital lease obligations                                 10,237              10,400
  Deferred revenue                                                               134,260             140,033
  Deferred income taxes and income taxes payable                                 114,126              91,026
                                                                              ----------          ----------
  Total current liabilities                                                      587,443             511,976
Convertible notes and other noncurrent liabilities                               611,776             600,369
Shareholders' equity                                                           1,419,692           1,512,091
                                                                              ----------          ----------
Total liabilities and shareholders' equity                                    $2,618,911          $2,624,436
                                                                              ==========          ==========

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